Item 77H (Change in control of registrant) -
Attachment
Series 13 - Eaton Vance Atlanta Capital
Select Equity Fund
As of March 31, 2012, Eaton Vance
Management owned as a result of various
share purchases 54.5% of the Fund's
outstanding shares. As of March 31, 2012, accounts advised by Eaton Vance Management owned as a result of various share purchases 29.8% of the Fund's outstanding shares.